Exhibit 99.1

Evogene Announces Pricing of US$8,500,000
Registered Direct Offering

REHOVOT, Israel, July 17, 2023 -- Evogene Ltd. ("Evogene") (Nasdaq: EVGN) (TASE: EVGN), a leading computational biology company aiming to revolutionize life-science-based product discovery and development utilizing cutting-edge computational biology technologies across multiple market segments, today announced it has entered into securities purchase agreements with institutional investors (including SilverArc Capital Management, Altium Capital Management, LP and CVI Investments, Inc.) for the purchase and sale of 8,500,000 ordinary shares in a registered direct offering at a purchase price of $1.00 per ordinary share (the “offering”).

The closing of the offering is expected to occur on or about July 19, 2023, subject to the satisfaction of customary closing conditions. The gross proceeds from the offering are expected to be approximately $8,500,000 before deducting placement agent fees and other offering expenses. Evogene intends to use the net proceeds of this offering to further develop its and its subsidiaries’ product pipelines, to further enhance and expand its CPB (Computational Predictive Biology) platform and technological engines and for working capital and general corporate purposes.

A.G.P./Alliance Global Partners is acting as sole placement agent for the offering.

The ordinary shares will be issued in a registered direct offering pursuant to an effective shelf registration statement on Form F-3 (File No. 333-253300) previously filed with the U.S. Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), and was declared effective by the SEC on March 3, 2021. A prospectus supplement describing the terms of the proposed registered direct offering will be filed with the SEC and once filed, will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Evogene Ltd.

Evogene Ltd. (Nasdaq: EVGN) (TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence to revolutionize the development of life-science-based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its five subsidiaries include:

•	Biomica Ltd. (www.biomicamed.com) developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;

•	Lavie Bio Ltd. (www.lavie-bio.com) developing and commercially advancing microbiome-based ag-biologicals powered by MicroBoost AI;

•	AgPlenus Ltd. (www.agplenus.com) developing next-generation ag chemicals for effective and sustainable crop protection powered by ChemPass AI;

•	Canonic Ltd. (www.canonicbio.com) developing medical cannabis products based on decoding plant genetics for optimized therapeutic effect powered by GeneRator AI; and

•
Casterra Ag Ltd. (www.casterra.co) developing and marketing superior castor seed varieties producing high yield and high-grade oil content on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit www.evogene.com

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses the intended use of proceeds and closing of the offering. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authorities. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investors' Contact:
Rachel Pomerantz Gerber, Head of Investor Relations at Evogene
Email: rachel.pomerantz@evogene.com
Tel: +972-8-9311901